13G - Amendment

Issuer:  Saba Petroleum
Class:  Common Stock
CUSIP:  785152109

1. Name & TIN of Reporting Person:  SoundShore Partners LP

4. Place of Organization:  Delaware

5. Sole Voting Power:  1,444 Sr. Sub. Debentures convertible to 33,057 shares
6. Share Voting Power: n/a
7. Sole Disposition:  1,444 Sr. Sub. Debentures convertible to 33,057 shares
8. Shared Disposition Power:  n/a

9. Aggregate amt. beneficially owned: 330,057
10. n/a

CHANGE:
11.Percent of Class represented:  Less than 5%.

12.Type of Person: BD and PN

Item 1(a) Issuer:  Saba Petroleum Co.
Item 1(b) Issuer Address:  17512 Van Karman Ave., Irvine, CA 92714

Item 2(a) Person Filing:  SoundShore Partners LP
Item 2(b) Address Filer:  29 Richmond Road, Pembroke, Bermuda HM 08
Item 2(c) Citizenship:  Delaware Limited Partnership
Item 2(d) Class of Security: Common Stock
Item 2(e) CUSIP: 785152109

Item 3 (a) Broker or dealer registered under Section 15 of the Act.

Item 4(a) 1,444 sr. sub. deb. convertible to 330,057 shares
Item 4(b) Less than 5%
Item 4(c) (i) 330,057
Item 4(c)(ii) n/a
Item 4(c)(iii) 330,057
Item 4(c)(iv) n/a

Item 5 Ownership of 5% or Less
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: XXXXX

Item 6. n/a
Item 7. n/a
Item 8. n/a
Item 9. n/a

end Saba 3/24/97